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May 27, 2010

Ryan Houseal

Securities and Exchange Commission

Re: Private Secretary, Inc.

Registration Statement on Form S-1

Filed May 11, 2010

File No. 333-156421

Dear Ryan Houseal,

Thank you for your comments dated May 26, 2010. We have revised our document as suggested.

Directors and Executive Officers

Business Experience, page 41

1.

We have amended our document as required by Item 401(e) of regulation S-K to disclose that for the 5 year period prior to inception of the business that Mrs. Cotton has been retired and currently her only business interest is Private Secretary.

Thank you.

/s/ Maureen F. Cotton

Maureen F. Cotton

President